AGREEMENT TO CONVERT

November 7, 2005

WHEREAS, Neuralstem, Inc. owes Merrill Solomon (consultant) consulting fees of $60,000 representing accrued fees for the period of November 1, 2004 through October 31, 2005; and

WHEREAS, Neuralstem and consultant have agreed to convert the accrued fees to stock in Neuralstem and options to purchase stock in Neuralstem;

NOW THEREFORE, the parties agree as follows:

The Company shall cause to be issued to Consultant, 120,000 shares of Neuralstem common stock; and

The Company shall cause to be issued to Consultant, options to purchase 120,000 shares of Neuralstem common stock at a price of $0.50 (fifty cents) per share. These options shall be exercisable in whole or in part at Consultant's sole discretion for a period of up to 3 years from the date of this agreement, but shall vest immediately upon execution of this agreement.

The Company acknowledges and represents that this transaction has been approved by the Board of Directors by Unanimous Written Consent In Lieu of Special Meeting of the Board of Directors, as evidenced by the attached copy of the Board resolution.

Neuralstem, Inc. by
I.Richard Garr, President & CEO

Merrill Solomon